Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2022 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2022 First Quarter

•	Gross Bookings in 1Q22 reached $286.7 million versus $64.5 million in 1Q21.

•	Revenue was $32.8 million for 1Q22 versus $6.4 million for 1Q21.

•	Air Ticketing Revenue improved to $14.7 million in 1Q22 versus $3.8 million in 1Q21. Adjusted Margin(2) for Air

Ticketing increased to $19.2 million in 1Q22 versus $4.1 million in 1Q21.

•	Hotels and Packages Revenue improved to $11.4 million in 1Q22 versus $1.1 million in 1Q21. Adjusted Margin(2) for Hotels and Packages increased to $12.3 million in 1Q22 versus $1.2 million in 1Q21.

•	Bus Ticketing Revenue improved to $4.2 million in 1Q22 versus $0.3 million in 1Q21. Adjusted Margin(2) for Bus

Ticketing increased to $3.9 million in 1Q22 versus $0.3 million in 1Q21.

•	Other Revenue improved to $2.5 million in 1Q22 versus $1.1 million in 1Q21. Adjusted Margin(2) for Others increased to $2.5 million in 1Q22 versus $1.1 million in 1Q21.

•	Results from Operating Activities was a loss of $19.5 million in 1Q22 versus a loss of $34.6 million in 1Q21, reflecting an improvement of $15.1 million YoY.

•	Adjusted Operating Loss(2) was $8.6 million in 1Q22 versus Adjusted Operating Loss(2) of $21.3 million in 1Q21, reflecting an improvement of $12.7 million YoY.

Gurugram, India and New York, July 27, 2021 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal first quarter ended June 30, 2021.

“MakeMyTrip continued to show resilience in navigating its way through the highly challenging environment impacted by the second wave of COVID-19 that hit India during this reported quarter. It remains well positioned to be stronger following the pandemic with its more efficient cost structure, strong balance sheet and long term investments.” said Deep Kalra, Group Executive Chairman. “While we remain cautiously optimistic due to the gradual recovery of travel demand in June 2021, we continued to leverage our highly variable and more efficient fixed cost structure throughout the quarter ended June 30, 2021 to minimize operating losses, while maintaining our leading position in the travel market in India.”

Impact of the COVID-19 Pandemic

The impact of the global COVID-19 pandemic has severely impacted travel demand in terms of affecting consumers’ sentiment and their willingness to travel, which has caused airlines and hotels in India and around the world to operate at significantly reduced service levels throughout much of calendar year 2020 and the first six months of calendar year 2021. The COVID-19 pandemic also resulted in significant weakness in the macroeconomic environment and heightened volatility in financial markets. Although our business started to recover gradually following India’s nationwide lockdown from the last week of March 2020 and most of May 2020, India witnessed a rapid resurgence of daily recorded case counts towards the end of the fourth quarter of fiscal year 2021, resulting in a second wave of COVID-19. The resulting economic conditions caused by the lockdowns and travel restriction orders imposed by several state governments in India from April 2021, some of which are still ongoing, resulted in a significant negative impact on revenue for all our reportable segments in the quarter ended June 30, 2021. We focused on optimizing our costs by leveraging our highly variable and more efficient fixed cost structure during the quarter ended June 30, 2021.

The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. While many countries have begun the process of vaccinating their residents against COVID-19 pandemic, the large scale and challenging logistics of distributing the vaccines, efficacy of the vaccines against new mutations or variants of the virus and other factors may contribute to delays in economic recovery.

Fiscal 2022 First Quarter Financial Results

Revenue. We generated revenue of $32.8 million in the quarter ended June 30, 2021, an increase of 416.2% (404.4% in constant currency(1)) over revenue of $6.4 million in the quarter ended June 30, 2020, primarily as a result of an increase of 291.7% (282.7% in constant currency) in our Revenue – air ticketing, an increase of 914.6% (891.4% in constant currency) in our Revenue – hotels and packages, an increase of 1141.7% (1116.4% in constant currency) in our Revenue–bus ticketing, and an increase of 122.6% (116.9% in constant currency) in our Revenue – others, each as further described below. The increase in revenue was primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	3,756	14,711	1,121	11,374	338	4,197	1,146		2,551
Add: Customer inducement costs recorded as a reduction of revenue	309	4,519	332	2,846	12	116	1		16
Less: Service cost*	—	39	237	1,967	18	379	1	*	23	*
Adjusted Margin(2)	4,065	19,191	1,216	12,253	332	3,934	1,146		2,544

__________________

*	Certain loyalty program costs amounting to nil have been excluded from service cost (three months ended June 30, 2020: $0.1 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business increased by 291.7% (282.7% in constant currency) to $14.7 million in the quarter ended June 30, 2021 from $3.8 million in the quarter ended June 30, 2020. Adjusted Margin from our air ticketing business increased by 372.1% (361.4% in constant currency) to $19.2 million in the quarter ended June 30, 2021, from $4.1 million in the quarter ended June 30, 2020. Adjusted Margin – air ticketing includes customer inducement costs of $4.5 million in the quarter ended June 30, 2021 and $0.3 million in the quarter ended June 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – air ticketing and Adjusted Margin–air ticketing was due to an increase in gross bookings of 228.0% (220.5% in constant currency) primarily driven by a 181.2% increase in the number of air ticketing flight segments year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) was 10.7% in the quarter ended June 30, 2021 compared to 7.4% in the quarter ended June 30, 2020. The increase in Adjusted Margin % was due to incremental incentives from our air ticketing suppliers to drive travel growth in the quarter ended June 30, 2021.

Hotels and Packages. Revenue from our hotels and packages business increased by 914.6% (891.4% in constant currency) to $11.4 million in the quarter ended June 30, 2021, from $1.1 million in the quarter ended June 30, 2020. Our Adjusted Margin–hotels and packages increased by 907.6% (898.1% in constant currency) to $12.3 million in the quarter ended June 30, 2021 from $1.2 million in the quarter ended June 30, 2020. Adjusted Margin – hotels and packages includes customer inducement costs of $2.8 million in the quarter ended June 30, 2021 and $0.3 million in the quarter ended June 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – hotels and packages and Adjusted Margin–hotels and packages was due to an increase in gross bookings by 964.7% (940.3% in constant currency) primarily driven by a 999.2% increase in the number of hotel-room nights year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020. Our Adjusted Margin % in the quarter ended June 30, 2021 was 20.2% as compared to 21.3% in the quarter ended June 30, 2020.

Bus Ticketing. Revenue from our bus ticketing business increased by 1141.7% (1116.4% in constant currency) to $4.2 million in the quarter ended June 30, 2021, from $0.3 million in the quarter ended June 30, 2020. Adjusted Margin from our bus ticketing business increased by 1084.9% (1062.3% in constant currency) to $3.9 million in the quarter ended June 30, 2021 from $0.3 million in the quarter ended June 30, 2020. Adjusted Margin – bus ticketing includes customer inducement costs of $0.1 million in the quarter ended June 30, 2021 and $0.01 million in the quarter ended June 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. The increase in Revenue – bus ticketing and Adjusted Margin–bus ticketing was due to an increase in gross bookings by 1088.9% (1061.9% in constant currency) driven by 867.3% increase in the number of bus tickets travelled year over year, primarily due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020. Our Adjusted Margin % remained at 8.6% in both quarter ended June 30, 2021 and June 30, 2020.

Other Revenue. Other revenue increased by 122.6% (116.9% in constant currency) to $2.5 million in the quarter ended June 30, 2021, from $1.1 million in the quarter ended June 30, 2020. Our Adjusted Margin – others has increased to $2.5 million in the quarter ended June 30, 2021 from $1.1 million in the quarter ended June 30, 2020. The increase in Revenue – others and Adjusted Margin – others was primarily due to higher brand alliance income, advertisement income and other ancillary revenues in the quarter ended June 30, 2021 due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020. Adjusted Margin – others includes customer inducement costs of $0.02 million in the quarter ended June 30, 2021 and $0.001 million in the quarter ended June 30, 2020, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income decreased to $0.3 million in the quarter ended June 30, 2021, from $1.4 million in the quarter ended June 30, 2020. This was primarily due to the higher rent waivers related to our leasehold premises due to the COVID-19 pandemic in the quarter ended June 30, 2020.

Personnel Expenses. Personnel expenses increased by 5.9% to $26.5 million in the quarter ended June 30, 2021 from $25.0 million in the quarter ended June 30, 2020. This was primarily due to annual wage increases in the quarter ended June 30, 2021, partially offset by reduction in share-based compensation costs in the quarter ended June 30, 2021.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 482.2% to $5.1 million in the quarter ended June 30, 2021 from $0.9 million in the quarter ended June 30, 2020. The increase in marketing and sales promotion expenses reflected the increase in variable costs and discretionary marketing and sales promotion spends such as events and brand building due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020. During the quarter ended June 30, 2021, we reduced our marketing and sales promotion expenses by nearly two thirds as compared to the quarter ended March 31, 2021, to reflect the severe impact of India’s second wave of COVID-19 on travel demand and our business.

Additionally, we incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $7.5 million in the quarter ended June 30, 2021 and $0.7 million in the quarter ended June 30, 2020. The details are as follows:

	For the three months ended June 30
	2020	2021
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	884	5,147
Customer inducement costs recorded as a reduction of revenue	654	7,497
Certain loyalty program costs related to Others revenue	78	—

Other Operating Expenses. Other operating expenses increased by 47.8% to $11.3 million in the quarter ended June 30, 2021 from $7.6 million in the quarter ended June 30, 2020, primarily due to an increase in payment gateway charges and outsourcing fees as a result of higher bookings due to the recovery in domestic travel demand attributable to the  comparatively lighter travel restrictions imposed by certain state governments due to the second wave of COVID-19 in India in the quarter ended June 30, 2021, which were less extensive compared to the nationwide lockdown that was in effect in India for most of the quarter ended June 30, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.4 million in the quarter ended June 30, 2021 in comparison to $8.5 million in the quarter ended June 30, 2020.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $19.5 million in the quarter ended June 30, 2021 as compared to a loss of $34.6 million in the quarter ended June 30, 2020. Our Adjusted Operating Loss was $8.6 million in the quarter ended June 30, 2021 as compared to an Adjusted Operating Loss of $21.3 million in the quarter ended June 30, 2020. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Cost (Income). Our net finance cost was $5.4 million in the quarter ended June 30, 2021 as compared to net finance cost of $0.1 million in the quarter ended June 30, 2020, primarily due to the interest expense on financial liabilities measured at amortized cost in the quarter ended June 30, 2021 and net foreign exchange loss in quarter ended June 30, 2021 mainly as a result of the depreciation of the Indian Rupee against the U.S. dollar as at June 30, 2021 as compared to March 31, 2021.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2021 was $24.5 million as compared to a loss of $34.6 million in the quarter ended June 30, 2020. Our Adjusted Net Loss was $10.2 million in the quarter ended June 30, 2021, as compared to Adjusted Net Loss of $21.1 million in the quarter ended June 30, 2020. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release

Diluted Loss per share. Diluted loss per share was $0.22 for the quarter ended June 30, 2021 as compared to diluted loss per share of $0.32 in the quarter ended June 30, 2020. Our Adjusted Diluted Loss per share was $0.09 in the quarter ended June 30, 2021, as compared to Adjusted Diluted Loss per share of $0.20 in the quarter ended June 30, 2020. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at June 30, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was $416.8 million. In addition, we have existing credit facilities of approximately $135.0 million, which includes a $70.0 million facility from an affiliate of our largest shareholder with the remaining amount from various commercial banks. As of June 30, 2021, these facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Recent Developments Relating to Our Investments

Our equity investment in securities of an unlisted entity is classified under “Other investments” in our statement of financial position. We measure our equity investment in these unlisted securities at fair value through other comprehensive income.

Our other investments increased to $28.7 million as at June 30, 2021, from $5.5 million as at March 31, 2021. Such increase is due to a fair value change of $23.2 million on our equity investment in these unlisted securities recorded during the quarter through other comprehensive income, based on the valuation performed by an external expert engaged by us.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the first quarter of fiscal 2022. As of June 30, 2021, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended June 30, 2021 beginning at 7:30 am EDT or 5:00 pm IST on July 27, 2021. To participate one can visit http://investors.makemytrip.com or use the following the link https://makemytrip.zoom.us/webinar/register/WN_oaxLl-6pRS6gkvGu-SJfPA to register for the live event.

Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not prepared in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, amortization of acquired intangibles, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of results from operating activities, profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 13, 2021, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside India, Indian Railways and all major Indian bus operators

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2021	As at June 30, 2021
Assets
Property, plant and equipment	22,159	22,202
Intangible assets and goodwill	720,907	707,158
Trade and other receivables, net	2,154	2,518
Investment in equity-accounted investees	5,262	5,130
Other investments	5,508	28,696
Term deposits	25,043	25,069
Non-current tax assets	26,710	22,506
Other non-current assets	88	96
Total non-current assets	807,831	813,375
Inventories	40	19
Current tax assets	2	2
Trade and other receivables, net	25,177	18,710
Term deposits	129,825	242,722
Other current assets	51,069	50,156
Cash and cash equivalents	295,066	149,042
Total current assets	501,179	460,651
Total assets	1,309,010	1,274,026
Equity
Share capital	53	53
Share premium	2,021,197	2,023,256
Other components of equity	69,604	89,835
Accumulated deficit	(1,203,334)	(1,227,558)
Total equity attributable to owners of the Company	887,520	885,586
Non-controlling interests	3,667	3,527
Total equity	891,187	889,113
Liabilities
Loans and borrowings(#)	201,616	205,510
Employee benefits	7,479	7,752
Contract liabilities	453	217
Deferred tax liabilities, net	3,864	3,307
Other non-current liabilities	10,217	10,182
Total non-current liabilities	223,629	226,968
Loans and borrowings(#)	2,339	2,565
Trade and other payables	53,581	41,624
Contract liabilities	33,723	25,114
Other current liabilities	73,751	57,842
Provisions	30,800	30,800
Total current liabilities	194,194	157,945
Total liabilities	417,823	384,913
Total equity and liabilities	1,309,010	1,274,026

____________

#Loan and borrowings includes lease liabilities amounting to $16.3 million as at June 30, 2021 (as at March 31, 2021: $15.6 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30
	2020	2021
Revenue
Air ticketing	3,756	14,711
Hotels and packages	1,121	11,374
Bus ticketing	338	4,197
Other revenue	1,146	2,551
Total revenue	6,361	32,833
Other income	1,360	337
Service cost
Procurement cost of hotels and packages services	237	1,967
Other cost of providing services	97	441
Personnel expenses	24,980	26,457
Marketing and sales promotion expenses	884	5,147
Other operating expenses	7,627	11,272
Depreciation and amortization	8,483	7,401
Result from operating activities	(34,587)	(19,515)
Finance income	1,650	2,344
Finance costs	1,785	7,736
Net finance costs	(135)	(5,392)
Share of profit (loss) of equity-accounted investees	18	(89)
Loss before tax	(34,704)	(24,996)
Income tax benefit	134	543
Loss for the period	(34,570)	(24,453)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	(78)	—
Equity instruments at fair value through other comprehensive income (FVOCI) - net change in fair value, net of tax	227	23,188
	149	23,188
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(4,334)	(8,288)
Other comprehensive income (loss) for the period, net of tax	(4,185)	14,900
Total comprehensive loss for the period	(38,755)	(9,553)
Loss attributable to:
Owners of the Company	(34,369)	(24,278)
Non-controlling interests	(201)	(175)
Loss for the period	(34,570)	(24,453)
Total comprehensive loss attributable to:
Owners of the Company	(38,538)	(9,413)
Non-controlling interests	(217)	(140)
Total comprehensive loss for the period	(38,755)	(9,553)
Loss per share (in USD)
Basic	(0.32)	(0.22)
Diluted	(0.32)	(0.22)
Weighted average number of shares (including Class B Shares)
Basic	106,057,449	108,039,930
Diluted	106,057,449	108,039,930

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity component of convertible notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2021	53	2,021,197	31,122	480	138,668	(100,666)	(1,203,334)	887,520	3,667	891,187
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	—	—	(24,278)	(24,278)	(175)	(24,453)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(8,323)	—	(8,323)	35	(8,288)
Equity instruments at FVOCI - net change in fair value	—	—	—	23,188	—	—	—	23,188	—	23,188
Total other comprehensive income (loss)	—	—	—	23,188	—	(8,323)	—	14,865	35	14,900
Total comprehensive income (loss) for the period	—	—	—	23,188	—	(8,323)	(24,278)	(9,413)	(140)	(9,553)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	7,444	—	—	7,444	—	7,444
Issue of ordinary shares on exercise of share based awards	—	2,059	—	—	(2,024)	—	—	35	—	35
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(54)	—	54	—	—	—
Total contributions by owners	—	2,059	—	—	5,366	—	54	7,479	—	7,479
Balance as at June 30, 2021	53	2,023,256	31,122	23,668	144,034	(108,989)	(1,227,558)	885,586	3,527	889,113

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	2020	2021
Loss for the period	(34,570)	(24,453)
Adjustments for non-cash items	17,216	19,634
Change in working capital	24,852	(27,026)
Net cash generated from (used in) operating activities	7,498	(31,845)
Net cash generated from (used in) investing activities	35,127	(112,830)
Net cash generated from (used in) financing activities	(1,230)	(1,386)
Increase (decrease) in cash and cash equivalents	41,395	(146,061)
Cash and cash equivalents at beginning of the period	129,881	295,066
Effect of exchange rate fluctuations on cash held	(53)	37
Cash and cash equivalents at end of the period	171,223	149,042

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Consolidated Revenue	3,756	14,711	1,121	11,374	338	4,197	1,146	2,551	6,361	32,833
Add: Customer inducement costs recorded as a reduction of revenue*	309	4,519	332	2,846	12	116	1	16	654	7,497
Less: Service cost**	—	39	237	1,967	18	379	1	23	256	2,408
Adjusted Margin	4,065	19,191	1,216	12,253	332	3,934	1,146	2,544	6,759	37,922
Other income									1,360	337
Personnel expenses									(24,980)	(26,457)
Marketing and sales promotion expenses									(884)	(5,147)
Customer inducement costs recorded as a reduction of revenue*									(654)	(7,497)
Certain loyalty program costs related to "All other segments"**									(78)	—
Other operating expenses									(7,627)	(11,272)
Depreciation and amortization									(8,483)	(7,401)
Finance income									1,650	2,344
Finance costs									(1,785)	(7,736)
Share of profit (loss) of equity- accounted investees									18	(89)
Loss before tax									(34,704)	(24,996)

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

** Certain loyalty program costs are excluded from service cost amounting to nil (June 30, 2020: $0.1 million) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended June 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2020	2021	2020	2021	2020	2021	2020		2021
	(Amounts in USD thousands)
Revenue as per IFRS	3,756	14,711	1,121	11,374	338	4,197	1,146		2,551
Add: Customer inducement costs recorded as a reduction of revenue	309	4,519	332	2,846	12	116	1		16
Less: Service cost*	—	39	237	1,967	18	379	1	*	23	*
Adjusted Margin(2)	4,065	19,191	1,216	12,253	332	3,934	1,146		2,544

*	Certain loyalty program costs amounting to nil have been excluded from service cost for the three months ended June 30, 2021 (three months ended June 30, 2020: $0.1 million) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30
(Unaudited)	2020	2021
Results from operating activities as per IFRS	(34,587)	(19,515)
Add: Acquisition related intangibles amortization	3,472	3,493
Add: Employee share-based compensation costs	9,787	7,444
Adjusted Operating Profit (Loss)	(21,328)	(8,578)

Reconciliation of Adjusted Net Loss	For the three months ended June 30
(Unaudited)	2020	2021
Profit (Loss) for the period as per IFRS	(34,570)	(24,453)
Add: Acquisition related intangibles amortization	3,472	3,493
Add: Employee share-based compensation costs	9,787	7,444
Add: Interest expense on financial liabilities measured at amortised cost	—	3,407
Less: Income tax benefit	(134)	(543)
Add: Net change in value of financial liability in business combination	362	355
Add (Less): Share of loss (profit) of equity-accounted investees	(18)	89
Adjusted Net Profit (Loss)	(21,101)	(10,208)
Adjusted Earnings (Loss) per share
Diluted	(0.20)	(0.09)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30
(Unaudited)	2020	2021
Diluted Earnings (Loss) per share for the period as per IFRS	(0.32)	(0.22)
Add: Acquisition related intangibles amortization	0.03	0.03
Add: Employee share-based compensation costs	0.09	0.08
Add: Interest expense on financial liabilities measured at amortised cost	—	0.03
Less: Income tax benefit	*	(0.01)
Add: Net change in value of financial liability in business combination	*	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*
Adjusted Diluted Earnings (Loss) per share	(0.20)	(0.09)

* Less than $0.01.

(Unaudited)	For the three months ended June 30, 2021
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	291.7%	914.6%	1141.7%	122.6%	416.2%	372.1%	907.6%	1084.9%	122.0%
Impact of Foreign Currency Translation	-9.0%	-23.2%	-25.3%	-5.7%	-11.8%	-10.7%	-9.5%	-22.6%	-5.8%
Constant Currency Growth	282.7%	891.4%	1116.4%	116.9%	404.4%	361.4%	898.1%	1062.3%	116.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended June 30
	2020	2021
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	877	2,466
Hotels and Packages – Room nights(2)	133	1,462
Standalone Hotels – Online(3) – Room nights(2)	133	1,448
Bus Ticketing – Travelled tickets	429	4,150

Adjusted Margin
Air Ticketing	$4,065	$19,191
Hotels and Packages	1,216	12,253
Bus Ticketing	332	3,934
Others	1,146	2,544

Gross Bookings
Air Ticketing	$54,914	$180,095
Hotels and Packages	5,706	60,750
Bus Ticketing	3,858	45,869
	64,478	286,714

Adjusted Margin %
Air Ticketing	7.4%	10.7%
Hotels and Packages	21.3%	20.2%
Bus Ticketing	8.6%	8.6%

Notes:

(1) “Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

(2) “Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or   group, multiplied by the number of nights that such customer or group occupies those rooms.

(3) “Standalone Hotels–Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.   Hotels and Packages–Room nights includes Standalone Hotels–Online–Room nights.